SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

October 8, 2004

SUPPL

RECEIVED
2004 OCT 18 A 10: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

October 8, 2004	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

dlw 10/19

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-51.doc
T:102004

RNS Number:9034D
Electrocomponents PLC
08 October 2004

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification today (8th October 2004) in accordance with the Companies Act (as amended) that the Capital Group Companies Inc, ('CGC'), a US based holding Company for several subsidiary companies, has a notifiable interest in 19,152,319 Ordinary Sharers of 10p each in the Company, which represents 4.40% of the total issued share Capital of the company. Within this holding it is noted that Capital International Limited's holding of 17,229,347 Ordinary Shares of 10p each now represents 3.90% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holder	Shares
Capital International Limited	17,229,347
Capital International S.A.	1,248,400
Capital International, Inc.	219,689
Capital Guardian Trust Company	454,883
TOTAL	19,152,319

CARMELINA CARFORA

Group Company Secretary
8 October 2004